355 South Grand Avenue Suite 2000 Los Angeles, CA 90071-1568

Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors
Harman International Industries, Incorporated:

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Harman International Industries, Incorporated 2002 Stock Option and Incentive Plan of our reports dated August 14, 2002 with respect to the consolidated balance sheets of Harman Industries International, Incorporated as of June 30, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended June 30, 2002, and the related financial statement schedule, which reports appear in the June 30, 2002 Annual Report on Form 10-K of Harman International Industries, Incorporated.

/s/ KPMG LLP

Los Angeles, California
February 24, 2003